

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

Via E-mail
J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway, Suite 400
Atlanta, GA 30328

> **Re: CompuCredit Holdings Corporation**
> **Form 10-K for the period ended December 31, 2011**
> **Filed March 6, 2012**
> **Form 10-Q for the period ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 000-53717**

Dear Mr. Whitehead:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2011 Form 10-K

General

1. Please tell us in detail and revise future filings to present financial information in your MD&A related to your coal mining operation. Additionally, please revise your financial statements in future filings to disclose your accounting policies related to your coal mining operation and tell us how you considered whether these activities represent a reportable segment.

Adjusted Charge-Off Ratio, page 21

2. Your adjusted charge-off ratio appears to be a non-GAAP financial measure as defined by Item 10(e) of Regulation S-K. Please revise future filings to:

    a. Clearly label this financial measure as non-GAAP;

    b. Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented; and

    c. Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses this measure.

Note 2. Significant Accounting Policies and Consolidated Financial Statement Components – Investments in Previously Charged-Off Receivables, page F-10

3. Please revise future filings to clarify how you recognize revenue on a portfolio after cash collections exceed your investment. For example, do you recognize revenue on a cash, accrual, or some other basis.

Note 6. Investments in Equity-Method Investees, page F-19

4. Please tell us in detail and revise future filings to fully and clearly disclose all the relevant facts and circumstances related to your 50.0% interest in a joint venture that in March 2011 purchased the outstanding notes issued out of your U.K. portfolio structured financing trust at fair value. Your response to us and your disclosure should include, but not be limited to, the following information:

    - Whether your joint venture partner is a related party and if so, the name the related party.
    - The face value and estimated fair value of the notes purchased and how the price of the notes was determined.
    - The amount of notes purchased that were held by related parties.
    - The nature of and estimated fair value of consideration provided to the holders of the notes. We note on page F-32, you disclose that no consideration was paid for the notes.
    - You disclose the joint venture purchased the notes at fair value in the quarter ended March 31, 2011 and subsequently recognized a $34.2 million gain in the same quarter. Please explain in detail why the fair value of the notes increased so significantly shortly after you purchased them.

Note 8. Fair Value of Assets and Liabilities, page F-20

5. Please revise future filings to separately disclose purchases, issuances, and settlements in your roll forward of level 3 assets measured at fair value on a recurring basis. Refer to ASC 820-10-50-2.c.2.

6. Please revise future filings to provide a breakdown of Loans and fees receivable pledged as collateral under structured financings, at fair value by structured financing.

March 31, 2012 Form 10-Q

General

7. We note your disclosure on page 24 that you sold late-stage delinquent credit card accounts during the quarter ended March 31, 2012. Please revise your MD&A in future filings to disclose the recorded investment in these receivables at the transaction date and the gain or loss recorded. Also, tell us why you present these receivables as charged-off during the quarter and provide any supporting accounting guidance for this treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

J. Paul Whitehead, III
CompuCredit Holdings Corporation
June 21, 2012
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant